UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1–14315

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NCI 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NCI Building Systems, Inc.

10943 North Sam Houston Parkway West

Houston, Texas 77064

NCI 401(K) PROFIT SHARING PLAN

December 31, 2005 and 2004

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and 401(k) Benefits

    Administration Committee

NCI 401(k) Profit Sharing Plan

We have audited the accompanying Statement of Net Assets Available for Benefits of NCI 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2005 and the related Statements of Changes in Net Assets Available for Benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule and fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ham, Langston & Brezina L.L.P.

Houston, Texas

June 21, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and 401(k) Benefits

    Administration Committee

NCI 401(k) Profit Sharing Plan

Houston, Texas

We have audited the accompanying statement of net assets available for benefits of NCI 401(k) Profit Sharing Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of NCI 401(k) Profit Sharing Plan as of December 31, 2004, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Houston, Texas

June 3, 2005

Federal Employer Identification Number: 44-0160260

NCI 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Cash, non-interest bearing	$11,411	$11,642

Investments, at fair value:
Registered investment companies (mutual funds)	34,732,963	29,250,407
Common collective trusts	39,477,214	37,063,220
NCI Building Systems, Inc. common stock	38,221,465	32,275,500

Investments at contract value:
Investment Contract with Aetna	—	92,149

Participant loans, at cost	6,701,649	6,130,175

Total investments	119,133,291	104,811,451

Receivables:
Employer’s contribution	3,392,123	3,038,586
Participants’ contributions	59,667	55,586

Total receivables	3,451,790	3,094,172

Total assets	122,596,492	107,917,265
Liabilities
Excess contributions payable	41,246	75,555

Net Assets Available for Benefits	$122,555,246	$107,841,710

The Accompanying Notes are an Integral Part of these Financial Statements

NCI 401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2005 and 2004

	2005	2004
Investment Income
Net appreciation in fair value of investments	$9,250,870	$17,122,518
Interest and dividends	348,545	383,602

Total investment income	9,599,415	17,506,120

Contributions
Employer - cash	4,257,114	5,578,603
Employer – non-cash	1,877,604	—
Participants	7,996,293	7,139,000
Rollovers	882,708	96,419

Total contributions	15,013,719	12,814,022

Other Income	181,218	—

Total additions	24,794,352	30,320,142

Deductions
Benefits paid directly to participants	10,037,540	7,682,382
Administrative expenses	43,276	62,065

Total deductions	10,080,816	7,744,447

Increase in Net Assets Available for Benefits	14,713,536	22,575,695

Net Assets Available for Benefits, Beginning of Year	107,841,710	85,266,015

Net Assets Available for Benefits, End of Year	$122,555,246	$107,841,710

The Accompanying Notes are an Integral Part of these Financial Statements

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2005 and 2004

Note 1: Description of the Plan

The following description of NCI 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, which is available from the plan administrator.

General

The Plan is a defined contribution plan covering all eligible employees of NCI Building Systems, Inc. and its affiliates (the Company) who have completed three months of service, are employed on the first day of the calendar quarter, and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute a minimum of 1% up to a maximum of 50% of their annual compensation, limited to the maximum limit determined annually by the Internal Revenue Service. Highly compensated employees may defer only 6% of their annual compensation according to the Plan Document. The Company contributes to the Plan a matching amount equal to 66.67% of the employee’s contribution to the Plan up to 6% of the participant’s eligible compensation. Additional amounts may be contributed depending upon the Company’s annual return on assets. The Company contribution is made in Company stock or cash. Participants direct the investment of their contributions as well as the Company’s contribution into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, common/collective trust funds, and the NCI Company Stock Fund as investment options for participants.

Employer contributions of stock are valued at fair market value as quoted on the exchange on the match date. During the years ended December 31, 2005 and 2004, the Plan’s sponsor contributed $1,877,604 and $5,578,603, which represented 52,373 and 169,921 shares, respectively. During the year ended December 31, 2005, the Company contributed $4,257,114 in cash contributions. The Company made no cash contributions to the Plan during the year ended December 31, 2004.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations of expenses are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2005 and 2004

Vesting and Forfeitures

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company’s contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after 6 years of continuous service.

A participant becomes fully vested upon death, becoming disabled (as defined in the Plan) or attaining age 65; otherwise, non-vested balance is forfeited upon termination of service. Forfeitures may be used to pay for Plan administrative expenses. Remaining forfeitures are treated as additional discretionary matching contributions for the plan year in which the forfeitures occur and are allocated among active participants based upon the ratio each participant’s deferral percentage bears to the aggregate value of the deferral percentages of all eligible participants. Effective, September 1, 2005, forfeitures remaining after payment of expenses will be used to reduce employer matching contributions. At December 31, 2005 and 2004, forfeited non-vested accounts totaled $77,746 and $190,140, respectively. During 2005 and 2004, employer contributions were reduced by approximately $180,000 and $0, respectively, from forfeited non-vested accounts.

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the vested value of his account, NCI Common Stock for the value of the NCI Stock Fund, or subject to minimum distribution rules described in the Plan, continue in the trust in such a manner as though the employee had not terminated his eligibility (if the participant’s account balance is greater than $5,000, excluding rollover contributions).

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participants’ account and bear interest at rates that are commensurate with local prevailing rates as determined by the plan administrator.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Reclassifications

Certain items in the 2004 financial statements have been reclassified to conform to the 2005 financial statement presentation. Such reclassifications had no effect on net assets or the change in net assets.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2005 and 2004

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Distributions to participants are recorded when paid.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Common/collective trust funds are valued at estimated fair value as provided by Ameriprise Trust Company, (formerly American Express Trust Company). Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The insurance company investment contract is valued at contract value as estimated by Aetna Insurance Company. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay retirement benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Plan Tax Status

The Plan obtained its latest determination letter on January 14, 2004, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2005 and 2004

Note 3: Investments

Except for its investment contract with an insurance company (Note 4), the Plan’s investments are held by a financial services company-administered trust fund. The following table presents the Plan’s investments. Investments that represent 5% or more of total plan assets are separately identified.

	2005	2004
Investments at Fair Value Based on Quoted Market Price

Common stocks:
NCI Building Systems Inc., common stock 899,752 and 860,680 shares, respectively	$38,221,465	$32,275,500

Registered investment companies (“mutual funds”):
AXP S&P 500 Index Fund	7,933,409	7,810,073
AXP Growth Fund	7,069,700	6,438,504
Neuberger Berman Partners Fund	6,315,133	3,878,023
Templeton Foreign Fund	6,357,390	5,275,566
Other mutual funds under 5%	7,057,331	5,848,241

Total mutual funds	34,732,963	29,250,407

Investments at Fair Value as Determined by Ameriprise Trust Company (formerly American Express Trust Company)

Common / Collective trust funds:
AET Income Fund II	27,321,733	26,414,521
Other common / collective trusts under 5%	12,155,481	10,648,699

Total common / collective trusts	39,477,214	37,063,220

Participant loans
Loans bearing interest at 5.0% to 10.5%	6,701,649	6,130,175

Investments at Contract Value
Investment contracts
Other investments under 5%	—	92,149

Total investments	$119,133,291	$104,811,451

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2005 and 2004

During the years ended 2005 and 2004, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $9,250,870 and $17,122,518, respectively, as follows:

	2005	2004
Investments at Fair Value Based on Quoted Market Price

Common stocks	$4,956,544	$12,606,229
Mutual Funds	2,574,551	2,873,715

	7,531,095	15,479,944

Investments at Fair Value as Determined by Ameriprise Trust Company (formerly American Express Trust Company)

Common / collective trust funds	1,719,775	1,642,574

Net appreciation in fair value	$9,250,870	$17,122,518

Interest and dividends realized on the Plan’s investments for the years ended 2005 and 2004 were $348,545 and $383,602, respectively.

Note 4: Contract with Insurance Company

During 2004, and through January 4, 2005, the Plan was involved in a benefit-responsive investment contract with Aetna Insurance Company (Aetna). Aetna maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by Aetna. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawals or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from 5.5% to 6.0% for 2005 and 2004. Crediting interest rate is based on agreed-upon formula with the issuer, but cannot be less than 3.5%.

The Plan does not allow participants to make any additional contributions to these investment contracts. As of December 31, 2005, the Plan had no investment contracts.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2005 and 2004

Note 5: Related Party Transactions

The Plan invests in shares of mutual funds managed by Ameriprise Trust Company (formerly American Express Trust Company), which is the trustee and the record keeper of the Plan. Additionally, the plan invests in shares of the Company’s common stock and participant loans. Such transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules; thus, these transactions are permitted.

Fees paid by the Plan for these services amounted to $17,749 and $32,563 for the years ended December 31, 2005 and 2004, respectively.

The Plan incurs expenses related to general administration. The plan sponsor pays these expenses and certain accounting fees relating to the Plan.

Note 6: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Supplemental Schedule

NCI 401(k) Profit Sharing Plan

EIN 76-0127701 PN 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value***
*	AET HORIZON LONG-TERM	Common/ Collective Trust-Balanced	$1,971,031
*	AET HORIZON MEDIUM-TERM	Common/ Collective Trust-Balanced	2,483,049
*	AET HORIZON SHORT-TERM	Common/ Collective Trust-Balanced	556,259
*	AET MIDCAP GROWTH II	Common/ Collective Trust-Balanced	3,946,050
*	AET MONEY MARKET I	Common/ Collective Trust	845,470
*	AET SMALL CAP VALUE II	Common/ Collective Trust-Equity	2,353,622
*	AET INCOME II	Common/ Collective Trust-Income **	27,321,733
*	AXP GR AXP GROWTH	Mutual Funds-Equity **	7,069,700
*	AXP S&P 500 INDEX	Mutual Funds-Equity **	7,933,409
*	NCI BUILDING SYSTEMS, INC.	Common Stock **	38,221,465
	NEUBERGER BERMAN PARTNERS	Mutual Funds-Equity **	6,315,133
	OAKMARK EQUITY AND INCOME	Mutual Funds-Balanced	3,252,933
	PIMCO TOTAL RETURN	Mutual Fund- Fixed	3,669,064
	STI CLASSIC CAPITAL APPRECIATION	Mutual Funds-Equity	135,334
	TEMPLETON FOREIGN	Mutual Funds-International**	6,357,390
*	PARTICIPANT LOANS	Loans to participants bearing interest at rates ranging from 5.0% to 10.5%**	6,701,649

			$119,133,291

*	Indicates a party-in-interest as defined by ERISA
**	Represents investment comprising at least 5% of net assets available for benefits
***	Cost information is not presented because all investments are participant directed

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCI Building Systems Inc., as administrator for the NCI 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NCI BUILDING SYSTEMS INC. (as administrator of the NCI 401(k) Profit Sharing Plan)

DATE: June 29, 2006	By:	/s/ Frances R. Powell
	By:	Frances R. Powell
	Title:	Executive Vice President,
Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

Exhibit	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm